# AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT

## OF

## TEMECULA FOOTBALL CLUB LLC

This Amended and Restated Limited Liability Company Operating Agreement (the "**Agreement**") of Temecula Football Club LLC, a California limited liability company (the "**Company**") is entered into as of the 8$^{th}$ day of June, 2023 by Brandon Jantz individually as the "**Member**" and as the "**Manager**".

**WHEREAS**, Temecula Football Club LLC was formed by filing Articles of Organization with the California Secretary of State on August 2, 2013 and evidenced by Operating Agreement of the Company dated August 2, 2013; and further evidenced by Amendment to Operating Agreement dated January 1, 2015; and

**WHEREAS**, Section 10.2 of the Original Operating Agreement allows for the Operating Agreement to be modified or amended; and

**WHEREAS**, the current Sole Member and Sole Manager desires to enter into this Agreement to amend and restate the Operating Agreement in its entirety to reflect the terms, provisions and conditions set forth herein, to make provisions for control, to preserve the Company's business, to provide for the restricted and orderly transfer of ownership of Membership Interests and to promote the harmonious direction and management of the Company's business and affairs.

**NOW, THEREFORE**, in consideration of the mutual covenants herein expressed, the parties hereby agree as follows:

## 1. Definitions.

1.1 "**Certificate of Formation**" means the document filed with the California Secretary of State required to form a limited liability company in the State of California.

1.2 "**Assignee**" means a Person who has acquired a Member's Membership Interest in the Company, through a Transfer in accordance with the terms of this Agreement.

1.3 "**Assigning Member**" means a Member who by means of a Transfer has transferred his or her Membership Interest in the Company to an Assignee.

1.4 "**Capital Account**" means, as to any Member, a separate account maintained and adjusted in accordance with Section 4.3 (Allocation of Profits and Losses).

1.5 "**Capital Contribution**" means, with respect to any Member, the amount of money, the forgiveness of any debt, the Fair Market Value of any services or property (other than money) contributed to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under IRC Section 752) in consideration of a Percentage Interest held by such Member. Under no conditions shall a Capital Contribution be deemed a loan.

1.6 **"Code"** or **"IRC"** means the Internal Revenue Code of 1986, as amended, and any successor provision.

1.7 **"Manager"** shall mean Brandon Jantz or his respective successor as appointed by a Majority Vote of the Members or any additional Person who otherwise becomes appointed as a Manager by a Majority Vote of the Members.

1.8 **"Confidential Information"** means all confidential and proprietary information, Intellectual Property Rights, business and marketing plans, technology and technical information, product designs, and business processes, and any information or materials with the name, sign, trade name or trademark of the Company, whether or not it is marked or identified as Confidential Information.

1.9 **"Company Property"** means all assets, real and personal, owned by the Company, whether or not contributed to the Company by a Member.

1.10 **"Encumber"** means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law.

1.11 **"Encumbrance"** means, with respect to any Membership Interest, or any element thereof, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

1.12 **"Fair Market Value"** or **"FMV"** means, with respect to any item Company Property, the item's adjusted basis for federal income tax purposes, except as follows:

(a) The Fair Market Value of any property contributed by a Member to the Company shall be the value of such property, as mutually agreed by the contributing Member and the Company; and

(b) The Fair Market Value of any item of Company Property distributed to any Member shall be the value of such item of property on the date of distribution, as mutually agreed by the distributee Member and the Company.

1.13 **"Family"** means, with respect to a specified individual, such individual's lineal or adopted descendants, his or her parents, spouse, siblings, and lineal or adopted descendants of any thereof, and any family limited partnership, trust or other fiduciary or other entity solely for the benefit of (x) such individual, (y) such individual's lineal or adopted descendants or (z) such individual's parents, spouse, siblings or lineal or adopted descendants of any thereof.

1.14 **"Fiscal Year"** shall be from January 1 to December 31 of each year until or unless changed by a Majority Vote of the Members.

1.15 **"Initial Member"** or **"Initial Members"** and **"Initial Manager"** or **"Initial Managers"** means those Persons whose names are set forth in the first sentence of this Agreement. A reference to an **"Initial Member"** or an **"Initial Manager"** means any of the Initial Members or Initial Managers.

1.16     "**Intellectual Property Rights**" means (a) all inventions (whether or not patentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, divisions, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof, (b) all works of authorship, including all mask work rights, database rights and copyrightable works, all copyrights, all applications, registrations and renewals in connection therewith, and all moral rights, (c) all trade secrets, (d) all registered and unregistered trademarks, service marks, trade dress, domain names, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (e) all derivative works of any of the foregoing; (f) any other similar rights or intangible assets recognized under any laws or international conventions, and in any country or jurisdiction in the world, as intellectual creations to which rights of ownership accrue, and all registrations, applications, disclosures, renewals,

extensions, continuations or reissues of the foregoing now or hereafter in force, and (g) all copies and tangible embodiments of all of the foregoing (a) through (f) in any form or medium throughout the world.

1.17     "**Involuntary Transfer**" means, with respect to any Membership Interest, or any element thereof, any Transfer or Encumbrance, whether by operation of law, pursuant to court order, foreclosure of a security interest, execution of a judgment or other legal process, or otherwise, including a purported transfer to or from a trustee in bankruptcy, receiver, or assignee for the benefit of creditors.

1.18     "**Majority of Members**" means a Member or Members whose Percentage Interest represent more than fifty (50%) percent of the Percentage Interests of all the Members.

1.19     "**Member**" means an Initial Member or a Person who otherwise acquires a Membership Interest, as permitted under this Agreement, and who remains a Member.

1.20     "**Membership Interest**" or "**Beneficial Interest**" means a Person's right to share in the income, gains, losses, deductions, credit or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member, including the right to vote or to participate in management.

1.21     "**Member Interest**" means the Units set forth on Schedule A hereto.

1.22     "**Person**" whether capitalized or not, means any individual, sole proprietorship, joint venture, partnership, corporation, company, firm, bank, association, cooperative, trust, estate, government, governmental agency, regulatory authority, or other entity of any nature.

1.23     "**Profits and Losses**" means, for each fiscal year or other period specified in this Agreement, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Section 703 (a) of the Code.

1.24     "**Selling Member**" means a Member desires to sell any of his or her Membership Interests.

1.25 "**Substituted Member**" means a Transferee, other than an existing Member, of the Membership Interest who may be admitted as a Member with respect to such Membership Interest.

1.26 "**Successor in Interest**" means an Assignee, a successor of a Person by merger or otherwise by operation of law, or a transferee of all or substantially all of the business or assets of a Person.

1.27 "**Transfer**" means, with respect to a Membership Interest, or any element of a Membership Interest, any sale, assignment, gift, Involuntary Transfer, or other disposition of a Membership Interest or any element of such a Membership Interest, directly or indirectly, other than an Encumbrance that is expressly permitted under this Agreement.

1.28 "**Unit**" as defined in Section 2.4.

1.29 "**Unrealized appreciation**" or "**unrealized depreciation**" shall mean the difference between the Fair Market Value of such property and the Company's basis for such property.

1.30 "**Vote**" means a written consent or approval, a ballot cast at a meeting of Members whether physical or via remote communications.

1.31 "**Voting Interest**" means, with respect to a Member, the right to Vote or participate in management and any right to information concerning the business and affairs of the Company provided under the Act, except as limited by the provisions of this Agreement. A Member's Voting Interest shall be directly proportional to that Member's Percentage Interest.

## 2. Organization.

2.1 Company Name. The name of the limited liability company formed hereby shall be Temecula Football Club LLC.

2.2 Purpose. The purpose of the Company is to engage in sporting activities and to engage in any other business which may be lawfully conducted under the Act, whether or not related to those specifically stated.

2.3 Place of Business and Office; Resident Agent. The Company shall maintain its principal office at 41973 6th Street, Store B, Temecula, California 92590. The Members may at any time change the location of the Company's principal offices and may establish additional offices. The name and address of the Company's resident agent in the State of California is David Lizerbram, Esquire, 3180 University Avenue, Suite 260, San Diego, California 92104.

2.4 Units. The Membership Interests in the Company shall be divided into equal proportional units herein referred to as "Units". The Company shall have the authority to issue One Million (1,000,000) Units with no par value. Units shall be issued in whole numbers; no fractional units shall be issued. The Units evidencing Membership Interest shall not be certificated but shall be registered on the Company's Membership Interest Ledger.

2.5 Term. The term of the Company shall commence upon the filing of the Certificate of Formation with the California Secretary of State and shall have perpetual existence unless it shall be dissolved and its affairs shall have been wound up as provided in <u>Section 11</u> (Dissolution and Winding Up of Business).

2.6 <u>Qualification in Other Jurisdictions</u>. The Company may register in any other jurisdiction upon the approval of the Manager.

2.7 <u>Bank Accounts</u>. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at such locations as shall be determined by a Majority Vote of Members. Withdrawal from such accounts shall require the signature of such person or persons as a Majority Vote of Members may designate.

## 3. Accounts and Records.

3.1 <u>Records and Accounting; Reports; Fiscal Affairs</u>. Proper and complete records and books of accounting of the business of the Company, including a list of names, addresses and interests of all Members, shall be maintained at the Company's principal place of business. Each Member or his or her duly authorized representative may examine the books of account of the Company records, reports and other papers regarding the business and financial condition of the Company, make copies and extracts therefrom at such Member's expense, and discuss the affairs, finances and accounts of the Company with independent public accountants of the Company, all at such reasonable times and as often as may be reasonably requested.

The books and records of the Company shall be kept on a cash basis of accounting, and the cash basis for accounting shall be followed by the Company for federal income tax purposes.

3.2 <u>Fiscal Year End</u>. The fiscal year end of the Company shall be December 31.

3.3 <u>Keeper of the Books</u>. At all times during the term of existence of the Company, and beyond that term if a Majority Vote of Members deem it necessary, Brandon Jantz, Manager, shall keep or cause to be kept the books of accounts referred to in <u>Section 3.1</u> (Records and Accounting), and the following:

(a) A current list of the full name and last known business or residence address of each Member, together with the Capital Contribution and the share in Profits and Losses of each Member;

(b) A copy of the Certificate of Formation, as amended;

(c) Executed counterparts of this Agreement, as amended;

(d) Any powers of attorney under which the Company takes action;

(e) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

(f) Financial statements of the Company for the six (6) most recent fiscal years; and

(g) All Company records as they relate to the Company's internal affairs for the current and past four (4) fiscal years.

3.4 <u>Members' Tax Requirements</u>. Within sixty (60) days after the end of each taxable year, the Company shall forward to each Member all information necessary for the Members to complete their federal and state income tax or information returns, and a copy of the Company's federal, state, and local income tax or information returns for such year.

4. **Members**. The name and business address, Capital Contributions, and Percentage Interest of each of the Members is set forth in <u>Schedule A</u>.

4.1 <u>Membership Capital</u>. The Members agree and understand that the main Capital Contribution is cash as set forth in <u>Schedule A</u>. Upon Majority Vote of Members, the Members may agree to make an initial Capital Contribution in cash. The Members may make, but shall not be required to make, any additional capital contributions to the Company.

4.2 <u>Interest on Capital Contributions</u>. A Member may receive interest on Capital Contributions when:

(a) a Member aided the Company by making any payment or advance beyond the amount of Capital which he or she agreed to contribute. Interest will be paid from the date of the payment or advance.

(b) repayment is due; and only from the date when repayment should be or should have been paid, if any.

4.3 <u>Allocation of Profits and Losses</u>. The Profits and Losses of the Company and all items of Company income, gain, loss, deduction, or credit shall be allocated, for Company book purposes and for tax purposes, to each Member in direct proportion to the Percentage of Ownership set forth on <u>Schedule A</u>.

4.3.1 *Adjustments*. If any Member unexpectedly receives any adjustment, allocation, or distribution described in IRC Regulations sections 1.704-1 (b)(2)(ii)(d)(4), 1.704-1 (b)(2)(ii)(d)(5), or 1.704-1 (b)(2)(ii)(d)(6), as same may be amended from time to time, or under any successor statutes thereof, items of Company gross income and gain shall be specially allocated to that Member in an amount and manner sufficient to eliminate any deficit balance in the Member's Capital Account created by such adjustment, allocation, or distribution as quickly as possible. Any special allocation under this Section shall be taken into account in computing subsequent allocations of Profits and Losses so that the net amount of allocations of income and loss and all other items shall, to the extent possible, be equal to the net amount that would have been allocated if the unexpected adjustment, allocation, or distribution had not occurred. The provisions of this Section and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with IRC Regulations sections 1.704-1(b) and 1.704-2, as same may be amended from time to time, or under any successor regulations thereof, and shall be interpreted and applied in a manner consistent with such Regulations.

4.3.2 *Unrealized Appreciation and Unrealized Depreciation*. Any unrealized appreciation or unrealized depreciation in the values of Company property distributed in kind to all the Members shall be deemed to be Profits or Losses realized by the Company immediately prior to the distribution of the property, and such Profits or Losses shall be allocated to the Members' Capital Accounts in the same proportions as Profits are allocated under <u>Section 4.3</u> (Allocation of Profits and Losses). Any property so distributed shall be treated as a distribution to the Members to the extent of the Fair Market Value of the property less the amount of any liability secured by and related to the property. Nothing contained in this Agreement is intended to treat or cause such distributions to be treated as sales for value.

4.3.3 *Transfer of Membership Interest*. In the case of a Transfer of a Membership Interest during any fiscal year, the Assigning Member and Assignee shall each be allocated a share of Profits or Losses based on the number of days each held the Membership Interest during that fiscal year.

4.3.4 *Distributions*. Cash resulting from the normal business operations of the Company and from a Capital Event shall be distributed among the Members as determined by a Majority of Members, in proportion to each Member's Percentage Interest set forth on Schedule A hereto, subject to Section 4.3 (Allocation of Profits and Losses).

4.3.5 *Proceeds from a Sale or Disposition*. If the proceeds from a sale or other disposition of an item of the Company consists of property other than cash, the value of such property shall be determined by a Vote of Members. Such non-cash proceeds shall then be allocated among all the Members in proportion to each Member's Percentage Interests. If such non-cash proceeds are subsequently reduced to cash, such cash shall be distributed to each Member in accordance with Section 4.3.4 (Distributions).

4.3.6 *Liquidation*. Notwithstanding any other provisions of this Agreement to the contrary, when there is a distribution in liquidation of the Company, or when any Member's Membership Interest is liquidated, all items of income and loss first shall be allocated to the Members' Capital Accounts pursuant this Section (Allocation of Profits and Losses), and other credits and deductions to the Members' Capital Accounts, shall be made before the final distributions are made. The final distribution to the Members shall be made to the Members to the extent of and in proportion to their positive Capital Account balances.

4.4 Company Property. Each Member owns Company Property in proportion to each Member's Membership Interest set forth in Schedule A hereto, holding such property as a tenant-in-partnership. The incidents of this tenancy are such that:

(a) Each Member has a pro-rata right to possess specific Company Property for Company purposes; but he or she has no right to possess such Company Property for any other purpose without the consent of the Members.

(b) A Member's right in specific Company Property is not assignable except in connection with the assignment of the rights of all the Members in the same Company Property.

(c) A Member's right in specific Company Property is not subject to attachment or execution, except on a claim against the Company. When Company Property is attached for a Company debt, the Members, or any of them, or the representatives of a deceased Member, cannot claim any right under the homestead or exemption laws.

(d) Upon the death of a Member, his or her right in specific Company Property vests in the surviving Members, except where the deceased was the last surviving Member, when his or her right in such property vests in his or her legal representative(s). Such surviving Member or

Members or their legal representative(s) of the last surviving Member has no right to possess the Company Property for any but a Company purpose.

4.5    Surviving Rights. The legal representative of a deceased Member shall have surviving rights and be eligible for payoff of current value of Company interest. The value of the interest of a deceased or disable Member shall be the sum of: (a) his or her Capital Account; (b) any unpaid loans due to him or her; (c) his or her proportionate share of accrued net profits remaining undistributed in his or her drawing account; (d) his or her interest in any prior agreed appreciation in the value of the Company Property over its book value. No value for good will shall be included in determining the value of the Member's Membership Interest.

4.6    Interest. No Member will be paid interest on any Capital Contribution made in cash, if any, to the Company.

4.7    Return on Capital Contributions. No Member shall have any right to demand the return of his or her Capital Contributions that may be made in cash, except (i) upon dissolution of the Company pursuant to Section 11 (Dissolution) and (ii) as otherwise expressly provided in this Agreement.

4.8    No Right to Company Property. No Member shall have the right to demand and receive Company Property other than cash in return for his or her Capital Contributions.

4.9    Member Liability. The Members shall not have any liability for the obligations or liabilities of the Company except to the extent provided by the Act

4.10    Pro-Rata Rights. All Members enjoy pro-rata rights to (a) specific Company Property, (b) his or her interest in the Company and (c) his/her rights to participate in management of the Company in direct proportion to his or her Percentage Interest set forth in Schedule A hereto.

## 5.    Voting and Members.

5.1    Membership Classes. There shall be only one class of membership and no Member shall have any rights or preferences in addition to or different from those possessed by any other Member. Each Member shall vote in proportion to the Member's Percentage Interest as of the record date. Any action that may be taken by the Members shall be made by a Majority of Members, except that the following actions shall require the unanimous Vote of the Members: (a) a decision to continue the business of the Company after any a death of a Member, the withdrawal of a Member, or any event set forth in Section 7.3(a), (b) or (c); (b) the admission of an Assignee as a Substituted Member; (c) any amendment of the Certificate of Formation or this Agreement; or (d) a compromise of the obligation of a Member to make a Capital Contribution.

5.2    Record Date. The record date for determining the Members entitled to Notice of any Meeting, to vote, to receive any distribution, or to exercise any right in respect of any other lawful action, shall be the date set by a Majority of Members, provided that such record date shall not be more than sixty (60), nor less than ten (10) days prior to the date of the Meeting, nor more than sixty (60) days prior to any other action. In the absence of any action setting a record date the record date shall be determined in accordance with the applicable laws of the State of California.

5.3     Voting by Proxy. At all Meetings of Members, a Member may vote in person or by Proxy. Such proxy shall be filed with any Member before or at the time of the Meeting and may be filed by facsimile transmission to the principal executive office of the Company or such other address as may be given by a Majority of Members to the Members for such purposes.

5.4     Member Meetings. The Members are not required to hold meetings, and decisions may be reached through one or more informal consultations followed by agreement among a Majority of Members, provided that all such Members are consulted (although all Members need not be present during a particular consultation), or by a written consent signed by a Majority of Members. In the event that Members wish to hold a formal meeting, the following procedures shall apply:

(a)     Any Member may call a Meeting of the Members by giving Notice of the time and place of the Meeting at least forty-eight (48) hours prior to the time of the holding of the Meeting. The Notice shall reasonably specify the purpose, location and time of the Meeting.

(b)     A Majority of Members shall constitute a quorum for the transaction of business at any Meeting of the Members.

(c)     The transactions of the Members at any Meeting, however called or noticed, or wherever held, shall be as valid as though transacted at a Meeting duly held after call and notice if a quorum is present and if, either before or after the Meeting, each Member not present signs a written waiver of Notice, a consent to the holding of the Meeting, or an approval of the minutes of the Meeting.

(d)     The Members shall keep or cause to be kept with the books and records of the Company full and accurate minutes of all Meetings, Notices, and waivers of Notices of Meetings, and all written consents in lieu of Meetings.

5.5     Action without a Meeting. Any action required or permitted to be taken by the Members under this Agreement may be taken without a Meeting if a Majority of the Members individually or collectively consent in writing to such action.

5.6     Presence Through Communications Equipment. Members may participate in any meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time and participation by such means shall constitute presence in person at a meeting.

**6.     Default of Member.**  In the event that any Member (the "**Defaulting Member**") fails to make a required Capital Contribution to be made in accordance with Section 3.1 (Capital) and any such failure continues for five (5) business days after receipt of written notice thereof that such a default exists, the remaining Members may choose to waive or permit the cure of any default by such Defaulting Member subject to the conditions as the Members other than the Defaulting Member (the "**Non-Defaulting Members**") may agree upon.

6.1.     Consent of Defaulting Member. Whenever the vote, consent or decision of a Member or the Members is required or permitted pursuant to this Agreement or by law, a Defaulting Member shall not be entitled to participate in such vote or consent, or to make such decision or such vote, consent or decision shall be tabulated or made as if such Defaulting Member were not a Member.

6.2     Remaining Capital Contributions. In the event of a default of a Member, the Non-Defaulting Members, may in their collective discretion do any one or a combination of the following: (i) offer each Non-Defaulting Member a right to increase its Capital Contribution or (ii) offer to any Person or Persons the right to become an additional Member, such that the sum of (x) the amount by which the Capital Contribution of the Non-Defaulting Members are increased and (y) by the aggregate Capital Contributions of all such additional Members shall be less than or equal to such Defaulting Member's remaining Capital Contribution. The details and documentation relating to any transaction or transactions effected pursuant to this Section shall be as determined by the Non-Defaulting Members. The Defaulting Member shall continue to be responsible for his/her share of the Company expenses and the Non-Defaulting Members may deduct amounts equal to such Company expenses from distributions that such Defaulting Member would have been entitled to receive had he or she not defaulted.

6.3     Distributions. Notwithstanding any other provision of the Agreement, no Defaulting Member shall receive any distribution.

6.4     Claims Against Defaulting Member. Notwithstanding any other provision of this Agreement, the Company shall have the right to receive upon demand from a Defaulting Member, the Company's expenses for out-of-pocket legal fees and collection costs and expenses.

6.5     Remedies Cumulative, Etc. No right, power or remedy conferred upon the Members or the Company in this Section 6 (Default of Member) shall be exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power and remedy whether conferred in this Section or now or hereafter available by law or in equity or by statute or otherwise. No course of dealing between the Non-Defaulting Members and any Defaulting Member and no delay in exercising any right, power or remedy conferred in this Section or now or hereafter existing at law or in equity or by statute or otherwise shall operate as a waiver or otherwise prejudice any such right, power or remedy. Notwithstanding any other provision of this Agreement, the Non-Defaulting Members may, in their collective discretion, determine not to exercise any such right, power or remedy in the case of a Default by any Defaulting Member.

7.     **Transfer of Membership Interests**

7.1.     Withdrawal of a Member. No Member may voluntarily resign his or her membership in the Company and no Member shall be entitled to any return of capital from the Company except as expressly provided herein and upon the written consent of all of the other Members.

7.2.     Restrictions on Transfer. Except as expressly provided in this Agreement, a Member shall not transfer any part of the Member's Membership Interest in the Company, whether now owned or hereafter acquired, unless (1) the Company and/or other Members have exercised, or have declined to exercise, their right to purchase the withdrawing Member's Membership Interest pursuant to Section 7.5 (Option to Purchase) below and (2) the Membership Interest to be transferred, when added to the total of all other Membership Interests transferred in the preceding twelve (12) months, will not cause the termination of the Company under the Code. No Member may Encumber or permit or suffer any Encumbrance of all or any part of the Member's Membership Interest in the Company unless such encumbrance has been approved in writing by all the other Members. Any Transfer or Encumbrance of a Membership Interest in violation of this Section (Transfer of Membership Interests) shall be void. Notwithstanding any other provision of this Agreement to the contrary, a Member may Transfer all or any portion of his or her Membership Interest to (a) one or more members of such Member's Family, provided that such Member retains control of all of the Voting Interest in such Member's Membership Interest or (b) a revocable trust created for the benefit of the Member, or any combination between or among the Member, the Member's Family; provided that the Member retains a beneficial interest in the trust and all of the Voting Interest included in such Membership Interest. A Transfer of a Member's beneficial interest from such trust to another entity, or failure to retain such Voting Interest shall be deemed a Transfer of a Membership Interest, unless such later Transfer is to the grantor of such trust, or to another trust which would qualify as a revocable trust in a first-time Transfer.

7.3.     Triggering Events. On the happening of any of the following events ("**Triggering Events**") with respect to a Member, and assuming the remaining Members Vote to continue the Company as provided in Section 11 (Dissolution and Winding Up Business), the Company and the other Members shall have the option to purchase all or any portion of the Membership Interest in the Company of such Selling Member at the price and on the terms provided in Section 7.7 (Purchase Price): (a) the bankruptcy of such Member; (b) the winding up and dissolution of a corporate Member, or merger or other corporate reorganization of a corporate Member as a result of which the corporate Member does not survive as an entity; (c) the withdrawal of such Member; or (d) except for the events stated in Section 7.4 (Spousal Award), the occurrence of any other event that is, or that would cause, a transfer of such Member's interest to an Assignee.

Each Member agrees to promptly give Notice of a Triggering Event to all other Members.

7.4.     Spousal Award. Notwithstanding any other provisions of this Agreement if, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion thereof, to that Member's spouse (an "**Award**"), then, notwithstanding that such transfer would constitute an unpermitted Transfer under this Agreement, that Member shall have the right to purchase from his or her former spouse the Member's Membership Interest, or portion thereof, that was so transferred, and such former spouse shall sell the Member's Membership Interest or portion thereof to that Member at the price set forth in Section 7.7 (Purchase Price). If the Member has failed to consummate the purchase within one hundred eighty (180) days after the Award (the "**Expiration Date**"), the Company and the other Members shall have the option to purchase from the former spouse the Member's Membership Interest or portion thereof pursuant to Section 7.5 (Option to Purchase); provided that the option period shall commence on the later of (i) the day following the Expiration Date, or (ii) the date of actual notice of the Award.

7.5.     Option to Purchase. On the receipt of Notice by the other Members as contemplated by Section 7.1 through 7.4, and on receipt of actual notice of any Triggering Event, the Company shall have the option, for a period ending thirty (30) calendar days following the determination of the purchase price as provided in Section 7.7 (Purchase Price), to purchase the Membership Interest in the Company to which the option relates, at the price and on the terms provided in Section 7.7 (Purchase Price), and the other Members, pro rata in accordance with their prior Membership Interests in the Company, shall then have the option, for a period of thirty (30) days thereafter, to purchase the Membership Interest in the Company not purchased by the Company, on the same terms and conditions as apply to the Company. If all other Members do not elect to purchase the entire remaining Membership Interest in the Company, then the Members electing to purchase shall have the right, pro rata in accordance with their prior Membership Interest in the Company, to purchase the additional Membership Interest in the Company available for purchase. Any Membership Interest in the Company not purchased may be transferred to an Assignee, but such Assignee shall not become a Substituted Member without the approval of all Members according to Section 5.1 (Membership Classes). The Transferee of the Member's Membership Interest in the Company that is not purchased shall hold such Membership Interest in the Company subject to all of the provisions of this Agreement.

7.6. No Vote. No Member shall participate in any vote or decision in any matter pertaining to the disposition of that Member's Membership Interest in the Company under this Agreement.

7.7. Purchase Price. The purchase price of the Member's Membership Interest that is the subject of an option per Section 7.5 (Option to Purchase) above shall be the Fair Market Value of such Membership Interest as determined under this Section 7.7. Each of the selling and purchasing parties shall use his, her, or its best efforts to mutually agree on the Fair Market Value. If the parties are unable to so agree within thirty (30) days of the date on which the option is first exercisable (the "**Option Date**"), the selling party shall appoint, within twenty (20) days of the Option Date, one (1) appraiser, and the purchasing party shall appoint within twenty (20) days of the Option Date, one appraiser. The two (2) appraisers shall within a period of five additional days, agree on and appoint an additional appraiser. The three appraisers shall, within thirty (30) days after the appointment of the third appraiser, determine the Fair Market Value of the Membership Interest in writing and submit their report to all the parties. The Fair Market Value shall be determined by disregarding the appraiser's valuation that diverges the greatest from each of the other two appraisers' valuations, and the arithmetic mean of the remaining two appraisers' valuations shall be the Fair Market Value. The selling and purchasing party shall pay for the services of the appraiser selected by it, plus one-half of the fee charged by the third appraiser. The option purchase price as so determined shall be payable in cash no later than three (3) months following the determination of the appraisers' determination of the purchase price.

7.8. Substitute Members. Except as expressly permitted under Section 7.2 (Restrictions on Transfer), a prospective Transferee (other than an existing Member) of a Membership Interest may be admitted as a Member with respect to such Membership Interest (a "**Substituted Member**") only (i) on the unanimous Vote of the other Members in favor of the prospective Transferee's admission as a Member, and (ii) on such prospective Transferee's executing a counterpart of this Agreement as a party hereto. Any prospective transferee of a Membership Interest shall be deemed an Assignee, and, therefore, the owner of only a Membership Interest until such prospective transferee has been admitted as a Substituted Member.

Any person admitted to the Company as a Substituted Member shall be subject to all provisions of this Agreement.

7.9 No Registration. The initial sale of Membership Interests in the Company to the initial Members has not been qualified or registered under the securities laws of any state, or registered under the Securities Act of 1933, as amended, in reliance upon exemptions from the registration provisions of those laws. No attempt has been made to qualify the offering and sale of Membership Interests to Members under the securities or corporate laws of the State of California. Notwithstanding any other provision of this Agreement, Membership Interests may not be Transferred or Encumbered unless registered or qualified under applicable state and federal securities law or unless, in the opinion of legal counsel satisfactory to the Company, such qualification or registration is not required. The Member who desires to transfer a Membership Interest shall be responsible for all legal fees incurred in connection with said opinion.

**8.      Transfer Upon Death of a Member.**

8.1      Upon the death of any Member, in the event the remaining Members Vote to continue the operations of the Company per the provisions of <u>Section 11</u> (Dissolution and Winding Down) below, the deceased Member's share shall be transferred subject to the provisions set forth below.

(a)      Upon the death of any Member, the Company shall purchase, and the deceased Member's estate or other successor in interest shall sell said Member's Percentage interest to the Company.

(b)      The value of a Member's interest in the Company for purposes of this Agreement shall be equal to his or her respective rights to profits (as set forth in <u>Section 4.3</u> (Allocation of Profits and Losses) in relation to the total value of the Company.

8.2      <u>Valuation</u>. The value of the Company shall be determined by appraisal as follows:

(a)      Within thirty (30) days after the appointment of the personal representative of the deceased Member's estate, or notification of a Trustee of the deceased Member's Inter Vivos Trust, but in no event later than three (3) months following the deceased Member's death, the remaining Members and the personal representative or Trustee, shall each appoint one appraiser. The two (2) appraisers shall within a period of five additional days, agree on and appoint an additional appraiser. The three appraisers shall, within thirty (30) days after the appointment of the third appraiser, determine the Fair Market Value of the Company in writing and submit their report to all the parties. The Fair Market Value shall be determined by disregarding the appraiser's valuation that diverges the greatest from each of the other two (2) appraisers' valuations, and the arithmetic mean of the remaining two (2) appraisers' valuations shall be the Fair Market Value. The selling and purchasing party shall pay for the services of the appraiser selected by it, plus one-half of the fee charged by the third appraiser.

8.3      <u>Deadline for Payment</u>. The purchase price to be paid by the Company shall be paid in full no later than three (3) months after the appointment of the personal representative of the deceased Member's estate or notification from a Trustee that the Member's interest is subject to such trust.

**9.      Management**. The management of the Company shall be vested in the Initial Manager of the Company until such time as the Members appoint(s) another person or entity to serve as a Manager. Any vacancy in the office of the Manager shall be filled by the Members. In connection with the foregoing, the Managers are authorized and empowered to:

(a)  Make investments consistent with the purpose of the Company;

(b) Sell all or any part of the Company Property and distribute proceeds thereof to the Members in accordance with the terms of this Agreement;

(c) Borrow money;

(d) Perform or arrange performance of the management and administrative services necessary for the operations of the Company;

(e) Incur all expenditures permitted by this Agreement, and to the extent that funds of the Company are available, pay all expenses, debts and obligations of the Company;

(f) Employ and dismiss from employment any and all consultants, custodians of the assets of the Company and other agents;

(g) Enter into, execute, amend, supplement, acknowledge and deliver such contracts, agreements, guarantees, security agreements and other instruments as the Members shall determine to be appropriate in furtherance of the purposes of the Company;

(h) Make any reasonable election under federal, state and local tax laws;

(i) Purchase indemnity insurance for the Company and its respective Members, officers, directors and employees;

(j) Purchase, repurchase, redeem or otherwise acquire any Membership Interest in the Company; and

(k) Employ or terminate the employment of any employee of the Company.

(l) To appoint by written designation filed with the records of the Company, one or more persons to act on behalf of the Company as officers of the Company with such titles as may be appropriate including the titles of President, Vice President, Treasurer, Secretary and Assistant Secretary; and

(m) To delegate any and all power and authority with respect to the business and affairs of the Company to any individual or entity, including any officers or employees of the Company.

**10.    Reliance by Third Parties**. Any Person dealing with the Company may rely upon a certificate signed by the Managers or a declaration by the Managers as to:

(a)      stating that a Majority of Members have approved any specific action concerning the management of the Company's business as set forth in this Section 10 (Reliance by Third Parties);

(b)      the Persons which are authorized to execute and deliver any instrument or document of or on behalf of the Company, and

(c)      the persons who or entities which are authorized to take any action or refrain from taking any action as to any matter whatsoever involving the Company.

Such a certificate or declaration shall be conclusive to any third party that a Majority of Members have approved such stated specific action and that the Manager is authorized to perform such action on behalf of the Company.

## 11. Dissolution and Winding Up of Business

11.1. <u>Dissolution</u>. The Company shall be dissolved on the first to occur of the following events:

(a) The death, incapacity, or withdrawal of a Member; or the bankruptcy or corporate dissolution of a Member; *provided, however*, that the remaining Members may, by the Vote of all remaining Members within ninety (90) days of the happening of that event, vote to continue the Company, in which case the Company shall not dissolve. If the remaining Members fail to so Vote, the remaining Members shall wind up the Company.

(b) The Vote of all Members to dissolve the Company.

(c) The sale or other disposition of substantially all of the Company assets.

(d) The entry of a decree of judicial dissolution.

11.2 <u>Winding Up of Business</u>. On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Members who have not caused a Triggering Event shall wind up the affairs of the Company. The Persons winding up the affairs of the Company shall give written Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company (except loans owing to Members) the remaining assets of the Company shall be distributed or applied in the following order of priority: (a) to pay the expenses of liquidation; (b) to repay outstanding loans from Members. If there are insufficient funds to pay such loans in full, each Member shall be repaid in the ratio that the Member's respective loan, together with interest accrued and unpaid thereon, bears to the total of all such loans from Members, including all interest accrued and unpaid on those loans. Such repayment shall first be credited to accrued and unpaid interest due and the remainder shall be credited to principal; and (c) among the Members in accordance with the provisions of <u>Section 4.3.6</u> (Liquidation).

11.3 <u>No Recourse</u>. Each Member shall look solely to the assets of the Company for the return of the Member's investment, and if the Company Property remaining after the payment or discharge of all prior debts and obligations is consumed in full, then such Member shall have no recourse against any other Members for indemnification, contribution, or reimbursement.

## 12. Arbitration

Any controversy, claim or dispute arising out of or relating to this Agreement, shall be settled by binding arbitration in San Diego, California. Such arbitration shall be conducted in accordance with the then prevailing commercial arbitration rules of American Arbitration Association ("AAA"), with the following exceptions if in conflict: (a) one arbitrator shall be chosen by AAA (the "**Arbitrator**"); (b) each party to the arbitration will pay its pro rata share of the expenses and fees of the arbitrator, together with other expenses of the arbitration incurred or approved by the Arbitrator; and (c) arbitration may proceed in the absence of any party if written notice (pursuant to the Arbitrator's rules and regulations) of the proceeding has been given to such party. The parties agree to abide by all decisions and awards rendered in such proceedings. Such decisions and awards rendered by the arbitrator shall be final and conclusive and may be entered in any court having jurisdiction thereof as a basis of judgment and of the issuance of execution for its collection. All such controversies, claims or disputes shall be settled in this manner in lieu of any action at law or equity, provided however, that nothing in this subsection shall be construed as precluding brining an action for injunctive relief or other equitable relief. The Arbitrator shall not have the right to award punitive damages or speculative damages to either party and shall not have the power to amend this Agreement. IF FOR ANY REASON THIS ARBITRATION CLAUSE BECOMES NOT APPLICABLE, THEN EACH PARTY, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AS TO ANY ISSUE RELATING HERETO IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER MATTER INVOLVING THE PARTIES HERETO.

**13. Miscellaneous.**

13.1 <u>Notices.</u>

13.1.1 *Mailing Address*. Any notice to any Member shall be at the address of such Member as set forth in <u>Schedule A</u> hereto or such other mailing address of which such Member shall advise the Company in writing. Any notice to the Company shall be at the principal office of the Company as set forth in <u>Section 2.3</u> (Principal Place of Business).

13.1.2 *Delivery Requirements*. Any notice shall be deemed given or sent when deposited, by certified mail or for overnight delivery, postage and fees prepaid, in the United States mail; when delivered to any major courier for overnight delivery, charges prepaid or charged to the sender's account; when personally delivered to the recipient; when transmitted by electronic means, and such transmission is electronically confirmed as having been successfully transmitted; or when delivered to the home or office of a recipient in the care of a person whom the sender has reason to believe will promptly communicate the notice to the recipient.

13.2 <u>Governing Law; Separability of Provisions</u>. It is the intention of the parties that the internal laws of the State of California, and in particular the provisions of the Act shall govern the validity of this Agreement, the construction of its terms and interpretation of the rights and duties of the parties. If any provisions of this Agreement shall be held to be invalid, the remainder of this Agreement shall not be affected thereby.

13.3 <u>Amendments</u>. The terms and provisions of this Agreement may be modified or amended at any time and from time to time with the written consent of the majority of Members entitled to vote, insofar as is consistent with the laws governing this Agreement.

13.4 <u>Entire Agreement</u>. This Agreement constitutes the entire agreement with respect to the matters set forth herein among the parties; it supersedes any prior agreement or understandings among them, oral or written, all of which are hereby canceled. There are no representations, agreements, arrangements or understandings, oral or written, between or among the Members relating only to the subject matter of this Agreement which are not fully expressed herein.

13.5 <u>Headings, Etc</u>. The headings in this Agreement are inserted for convenience of reference only and shall not affect the interpretation of this Agreement. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural and pronouns stated in either masculine or the neuter gender shall include the masculine, the feminine and the neuter.

13.6 <u>Binding Provisions</u>. The covenants and agreements contained herein shall be binding upon and inure to the benefit of the heirs, executors, administrators, personal or legal representatives, successors and assigns of the respective parties thereto.

13.7 <u>Confidentiality</u>. Each Member will maintain the confidentiality of all Confidential Information received pursuant to this Agreement, or as a result of being a Member hereunder.

13.8 <u>No Agency</u>. Except as provided in this Agreement, no provision of this Agreement shall be construed to constitute a Member, in the Member's capacity as such, the agent of any other Member.

13.9 <u>Capacity; Authority</u>. Each Member represents and warrants to the other Members that the Member has the capacity and authority to enter into this Agreement.

13.10 <u>Time of Essence</u>. Time is of the essence of every provision of this Agreement that specifies a time for performance.

13.11. <u>Successors; Assigns</u>. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other person or entity shall have or acquire any right by virtue of this Agreement.

13.12. <u>Spousal Consent</u>. Each Member who is married agrees to obtain a spousal consent to the terms and conditions of this Agreement, in the form as set forth in <u>Exhibit A</u> hereto.

13.13 <u>No Inconsistent Acts</u>. The Members intend the Company to be a limited liability company under the Act. No member shall take any action inconsistent with the express intent of the parties to this Agreement. No Member shall do any act detrimental to the interests of the Company or which would make it impossible to carry on the business or affairs of the Company.

13.14 <u>Use of Company Name; Property</u>. No Member shall use the Company name, credit or property for other than Company purposes.

13.15 <u>No Contravention</u>. Except where provided by law or otherwise provided in this Agreement, any difference arising as to ordinary matters connected with the Company business may be decided by a Majority of Members entitled to vote; but no act in contravention of any agreement between the Members may be done rightfully without the affirmative Vote of all Members.

*[Execution page follows.]*

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Limited Liability Company Agreement as of the date and year first aforesaid.

DocuSigned by:

*Brandon Jantz*

Brandon Jantz
Member and Manager

## SCHEDULE A

## TEMECULA FOOTBALL CLUB LLC

### List of Members

| Member Name | Taxpayer ID Number | Address | Capital Contribution | Number of Units |
|---|---|---|---|---|
| Brandon Jantz | ███████ | ███████████ | $72,800.00 | 100,000 |
| | | | | |

# EXHIBIT A

## TEMECULA FOOTBALL CLUB LLC

### SPOUSAL CONSENT

I hereby acknowledge that I have read the Operating Agreement (the "**Agreement**") of Temecula Football Club LLC (the "**Company**") and that I know and understand its contents. I am aware that pursuant to the Agreement my spouse agrees to sell all of his Membership Interest of the Company, including my community interest in them, upon the occurrence of certain events contained and described therein. I hereby consent to any sale and provisions contained in this Agreement. I further agree and understand that the provisions of such agreement govern the Membership Units subject to this Agreement and my interest in them. I hereby confirm that at no time will I take any action to hinder the operation of this Agreement regarding my spouse's Membership Interest or my interest in them.

Dated: _____7/19/2023_____

_Ashley Jantz_ (DocuSigned by)

Printed Name: Ashley Jantz